04013402

SO 8/31/04

AM 8/31/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED AUG 31 2004 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8-31206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wunderlich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6305 HUMPHREYS BLVD., SUITE 210
(No. and Street)

MEMPHIS	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY K. WUNDERLICH, JR. (901)251-1330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

6584 POPLAR AVE., SUITE 200	MEMPHIS	TN	38138
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY K. WUNDERLICH, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WUNDERLICH SECURITIES, INC., as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

MY COMMISSION EXPIRES 9-27-2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
WUNDERLICH INVESTMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SCHEDULES

June 30, 2004

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wunderlich Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Wunderlich Securities, Inc., a wholly owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2004, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
July 31, 2004

6584 Poplar Avenue, Ste. 200 ◦ Memphis, Tennessee 38138-3686 901-761-2720 ◦ Fax: 901-683-1120 ◦ www.wucpas.com

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

Assets

Cash and cash equivalents	$	901,020
Cash segregated under federal and other regulations		100,000
Securities owned, at estimated fair value		265,807
Receivable from clearing organization		903,086
Receivable from other brokers or dealers		5,400
Deferred expenses		431,388
Receivable from affiliates		288,951
Property and equipment, net of accumulated depreciation		471,690
Other assets		560,455
	$	3,927,797

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	475,213
Accrued commissions and bonuses		592,932
Securities sold, not yet purchased, at market value		32,686
		1,100,831
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding		300,000
Common stock, $1 par value; 100,000 shares authorized, 60,195 shares issued and outstanding		60,195
Additional paid-in capital		3,071,644
Accumulated deficit		(604,873)
		2,826,966
	$	3,927,797

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2004

Revenues:	
Commissions and trading gains	$ 13,582,224
Interest and dividend income	179,528
Total revenues	13,761,752
Expenses:	
Employee compensation and benefits	9,165,285
Communications	764,483
Occupancy and equipment	1,100,879
Insurance	79,071
Professional fees	368,463
Brokerage and clearing costs	905,728
Other selling, general, and administrative expenses	1,115,746
Total expenses	13,499,655
Income before taxes	262,097
Deferred tax benefit	192,201
Net income	$ 454,298

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2004

	Preferred Stock		Common Stock		Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount			
Balance at June 30, 2003	7,500	$ 300,000	60,195	$ 60,195	$ 3,071,644	$ (1,059,171)	$ 2,372,668
Capital contribution	-	-	-	-	-	-	-
Net income	-	-	-	-	-	454,298	454,298
Balance at June 30, 2004	7,500	$ 300,000	60,195	$ 60,195	$ 3,071,644	$ (604,873)	$ 2,826,966

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the Year Ended June 30, 2004

Subordinated borrowings at June 30, 2003	$ 900,000
Issuance of subordinated notes	700,000
Payment of subordinated notes	(1,600,000)
Subordinated borrowings at June 30, 2004	$ -

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2004

Cash Flows From (Used For) Operating Activities:	
Net income	$ 454,298
Adjustments to Reconcile Net Income to Net Cash Provided by (Used For) Operating Activities:	
Depreciation	204,956
Changes Operating Assets and Liabilities:	
Receivable from clearing organization	(159,834)
Receivables from other brokers or dealers	67,890
Deferred expenses	171,924
Receivable from affiliate	79,783
Securities owned	(185,819)
Other assets	(262,757)
Accrued commissions and bonuses	189,233
Accounts payable and accrued expenses	64,108
Securities sold not yet purchased	32,637
Total adjustments	202,121
Net cash from operating activities	656,419
Cash Flows Used For Investing Activities:	
Purchase of property and equipment	(93,851)
Cash Flows From (Used For) Financing Activities:	
Principal payments on notes payable	(279,353)
Proceeds from issuance of subordinated debt	700,000
Principal payments on subordinated debt	(1,600,000)
Net cash used for financing activities	(1,179,353)
Net decrease in cash and cash equivalents	(616,785)
Cash and cash equivalents beginning of year	1,517,805
Cash and cash equivalents end of year	$ 901,020

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended June 30, 2004

Supplemental disclosures:		
Cash paid for interest	$	19,403
Cash paid for income taxes	$	-

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and most of its clients are in the Memphis, Tennessee area. In addition to Memphis, the Company has branch offices in Houston, Texas, St. Louis, Missouri, and Chicago, Illinois. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $1,132,502, which was $882,502 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.19 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a bi-monthly basis, in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transaction in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits with Clearing Organization

The Company maintains a margin account with First Clearing. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or margin loan payable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from one to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Preferred Stock

The Company has authorized and issued 7,500 shares of $40 par value, 9% noncummulative preferred stock to Wunderlich Investment Company, Inc. in exchange for $300,000. The Company did not pay nor declare any dividends for the year ended June 30, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Taxes

The Company has adopted Statement of Financial Accounting Standards Number 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109 deferred income taxes arise from temporary differences between the financial statement and tax basis of assets and liabilities. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carryforwards for financial reporting and tax reporting purposes.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the year ended June 30, 2004 was $63,192.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $100,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Commission.

NOTE 3 – SECURITIES OWNED

Securities owned are carried at estimated fair value and consistent of the following as of June 30, 2004:

Municipal government obligations	$ 199,587
Corporate stock	9,956
Corporate bonds	56,264
	$ 265,807

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation consist of the following at June 30, 2004:

Office furniture and equipment	$	1,015,772
Leasehold improvements		233,071
		1,248,843
Less accumulated depreciation		(777,153)
	$	471,690

Depreciation expense for the year ended June 30, 2004 was $204,956.

NOTE 5 – PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full-time employees. Employees make non-elective contributions to this plan equal to 3% of their compensation. Employees may voluntarily defer an additional portion of their compensation. The Company may make discretionary contributions to this plan. However, during the year ended June 30, 2004, no such contributions were made.

NOTE 6 – DEFERRED EXPENSE

WSI and WCM have entered into employment agreements with certain employees. WSI and WCM advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for WSI and WCM to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2004 was $248,178 and is included in employee compensation and benefits.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has receivables from related companies as of June 30, 2004 as follows:

Wunderlich Investment Company, Inc.	$	138,177
Wunderlich Capital Markets, Inc.		150,774
	$	288,951

During 2004, the Company recognized management fee income totaling approximately $4,000 from WCM and paid Wunderlich Investment Company, Inc. $480,000 in recovery of direct overhead expenses and other administrative and management services provided. These amounts are all included in other selling, general, and administrative expenses.

NOTE 8 – INCOME TAXES

The provision for income taxes consisted of the following for the year ended June 30, 2004:

	Federal	State	Total
Deferred tax benefit	$ 139,203	$ 52,998	$ 192,201

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2004 are as follows:

Deferred tax assets related to:	
Net operating loss carryforwards	
Federal	$ 131,903
State	48,245
Property and equipment, net	
Federal	7,300
State	4,753
	$ 192,201
Deferred tax assets	
Federal	$ 139,203
State	52,998
	$ 192,201

Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets. Accordingly, at June 30, 2004, the Company eliminated the valuation allowance on its net deferred tax assets.

As of June 30, 2004 the Company had net operating loss carryforwards for state and federal tax purposes. The federal net operating loss amounted to $440,947 and expires between June 30, 2020 and June 30, 2022. The state net operating loss amounted to $742,230 and expires between June 30, 2015 and June 30, 2017.

NOTE 9 – OPERATING LEASES

At June 30, 2004, the Company was obligated under various leases for office space and equipment. The future minimum lease payments are as follows:

2005	$ 767,785
2006	476,539
2007	318,645
2008	321,156
2009	106,793
Thereafter	580
	$ 1,991,498

Rent expense for the year ending June 30, 2004 was approximately $846,077.

NOTE 10 – STOCK-BASED COMPENSATION

The Company has established an incentive stock option plan, Wunderlich Securities, Inc. 2000 Long-Term Incentive and Compensation Plan (the Plan). The purpose of the Plan is to promote the Company's long-term growth and profitability by providing the Company's employees with incentives to improve stockholder value. The Plan permits the granting of stock options on the common stock of the Company's sole stockholder, Wunderlich Investment Company, Inc.

The options are granted at an exercise price equal to the estimated fair value and employees vest over a three-year period beginning in the third year after the grant. The options expire on the sixth anniversary of issuance. Options currently outstanding expire between 2005 and 2010. Additional information with respect to the Company's outstanding stock options is set forth below:

	Weighted Average Price	Number
Options:		
Outstanding, beginning of year	$ 20.84	34,994
Options not recorded in prior year	20.84	4,397
Outstanding, beginning of year as restated	20.84	39,391
Granted	15.00	18,930
Outstanding, end of year	$ 20.15	58,321

The following table summarizes information about stock options at June 30, 2004:

Exercise Price	Options Outstanding	Weighted Average Contractual Life
$ 20.00	3,750	0.50 years
15.00	4,414	2.00 years
26.97	10,000	3.25 years
24.51	4,877	3.25 years
26.97	1,445	3.25 years
25.00	3,000	3.50 years
27.00	605	4.00 years
29.70	470	4.00 years
20.00	10,830	5.00 years
15.00	18,930	6.00 years
	58,321	4.22 years

NOTE 11 – COMMITMENTS AND CONTINGENCIES

There are various claims, lawsuits, and pending actions against the Company, as well as pending regulatory reviews of the Company incident to the operations of its business. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such claims, lawsuits, pending actions, and regulatory reviews will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15(c) 3-1 (a) (1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2004

Total capital per financial statements	$ 2,826,966
Add:	
Other (deductions) or allowable credits	106,000
Deductions:	
Total nonallowable assets	(1,784,734)
Net capital before haircuts on securities positions	1,148,232
Haircuts on securities positions:	
Debt securities	(14,489)
Other securities	(893)
Certificate of deposit	(348)
Net capital	$ 1,132,502

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$ 1,348,142
Net capital requirement	$ 250,000
Excess net capital	$ 882,502

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation prepared by Wunderlich Securities, Inc. and included in the Company's unaudited Part II FOCUS Report as of June 30, 2004, filed by the Company on July 21, 2004, and amended on August 25, 2004.

See accompanying independent auditor's report.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audit of the financial statements of Wunderlich Securities, Inc. (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

6584 Poplar Avenue, Ste. 200 ◦ Memphis, Tennessee 38138-3686   901-761-2720 ◦ Fax: 901-683-1120 ◦ www.wucpas.com

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
July 31, 2004